SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No.1)*

Cenveo, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15670S105
(CUSIP Number)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15670S105	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock 99,449 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock 99,449 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock

99,449 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.80%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 15670S105	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER $10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock 99,449 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER $10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock 99,449 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
$10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 convertible into 2,415,166 shares of Common Stock

99,449 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.80%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 15670S105	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on May 17, 2012 (as amended, the “Schedule 13G”), with respect to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Cenveo, Inc., a Colorado corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4(a), 4(b) and 5 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Highbridge International LLC is no longer a Reporting Person.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as trading manager of Highbridge International LLC may be deemed to be the beneficial owner of the 2,415,166 shares of Common Stock issuable upon conversion of $10,000,000 aggregate principal amount of 7.0% Senior Exchangeable Notes due 2017 and the 99,449 shares of Common Stock held by Highbridge International LLC and (ii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner of the 2,415,166 shares of Common Stock issuable upon conversion of $10,000,000 aggregate principal amount of 7.0% Senior Exchangable Notes due 2017 and the 99,449 shares of Common Stock held by Highbridge International LLC.

CUSIP No. 15670S105	13G/A	Page 5 of 6 Pages

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 63,762,268 shares of Common Stock issued and outstanding as of November 6, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012, filed with the Securities and Exchange Commission on November 7, 2012, and assumes the conversion of the reported 7.0% Senior Exchangeable Notes due 2017.  Therefore, as of the date hereof, based on the Company’s outstanding shares of Common Stock, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 3.80% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock held by Highbridge International LLC.  In addition, Glenn Dubin disclaims beneficial ownership of the shares of Common Stock held by Highbridge International LLC.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

CUSIP No. 15670S105	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2013

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director	/s/ Glenn Dubin GLENN DUBIN